September 26, 2024

Hengfang Li
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, Tower A, 60 Anli Road, Chaoyang District Beijing,
People   s Republic of China 100101

       Re: ReTo Eco-Solutions, Inc.
           Registration Statement on Form F-3
           Filed on September 24, 2024
           File No. 333-282314
Dear Hengfang Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Wei Wang